SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ENCORE COMPUTER CORPORATION
(Exact Name of Registrant as Specified in Charter)

0000764037
(Registrant CIK Number)

Form 10-Q for the Quarterly Period Ended June 30, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

000-13576
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Eastlake, state of Ohio, August 14, 2002.

Encore Computer Corporation

By: /s/ Thomas N. Rich
Thomas N. Rich
Treasurer (Principal Accounting Officer)

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION	PAGE NO.
(3)	Articles of Incorporation and Bylaws:	
(a)	Certificate of Incorporation of the Company dated May 2, 1983	
(b)	Certificate of Amendment of Certificate of Incorporation of the Company dated July 12, 1983	
(c)	Certificate of Amendment of Certificate of Incorporation of the Company dated January 13, 1984	
(d)	Certificate of Amendment of Certificate of Incorporation of the Company dated April 1, 1984	
(e)	Certificate of Amendment of Certificate of Incorporation of the Company dated February 8, 1985	
(f)	Certificate of Amendment of Certificate of Incorporation of the Company dated April 10, 1987	
(g)	Certificate of Amendment of Certificate of Incorporation of the Company dated May 31, 1990	
(h)	Certificate of Amendment of Certificate of Incorporation of the Company dated June 18, 1991	
(i)	Certificate of Amendment of Certificate of Incorporation of the Company dated September 30, 1993	
(j)	Certificate of Amendment of Certificate of Incorporation of the Company dated August 8, 1995	
(k)	By-laws of the Company	
(4)	Instruments defining the Rights of Encore's Equity Security Holders:	
	The rights of Encore's equity security holders are defined in Article 1 of the Company's Bylaws (see Exhibit 3(k)).	
(99)	Additional Exhibits:	
*(a)	President's certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
*(b)	Treasurer's certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

* Previously filed with the Company's Quarterly Report on Form 10-Q in electronic format on August 14, 2002.

Exhibit 3(a)

FILED

MAY 3 1983 2PM

SECRETARY OF STATE

CERTIFICATE OF INCORPORATION

OF

ENCORE COMPUTER CORPORATION

FIRST. The name of the Corporation is:

ENCORE COMPUTER CORPORATION

SECOND. The address of its registered office in the State of Delaware is No. 100 West Tenth Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The nature of the business or purposes to be conducted or promoted by the Corporation is as follows:

To design, develop, manufacture, market, sell, lease, license or otherwise deal with computer equipment and related products, including without limitation hardware, software, components, subsystems and peripheral equipment.

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is One Million (1,000,000) shares of Common Stock, $.01 par value per share.

FIFTH. The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
Ellen B. Corenswet	c/o Hale and Dorr 60 State Street Boston, Massachusetts 02109

SIXTH. In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. Election of directors need not be by written ballot.

2. The Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

SEVENTH. Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provisions of section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

EIGHTH. The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as that Section may be amended and supplemented from time to time, indemnify any director, officer or trustee which it shall have power to indemnify under that Section against any expenses, liabilities or other matters referred to in or covered by that Section. The indemnification provided for in this Article EIGHTH (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) shall continue as to a person who has ceased to be a director, officer or trustee, and (iii) shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation's obligation to provide indemnification under this Article EIGHTH shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Corporation or any other person.

To assure indemnification under this Article EIGHTH of all such persons who are determined by the Corporation or otherwise to be or to have been "fiduciaries" of any employee benefit plan of the Corporation which may exist from time to time, such Section 145 shall, for the purposes of this Article EIGHTH, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan, including, without limitation, any plan of the Corporation which is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time; the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines"; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

NINTH. The holders of a majority of the stock present or represented and voting on a matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority of stock of that class present or voting on a matter) shall decide any matter to be voted upon by the stockholders at such meeting; provided, that the holders of 75% of the stock present or represented and voting on the matter (or if there are two or more classes of stock entitled to vote as separ te classes, then in the case of each such class, the holders of 75% of the stock of that class present or represented and voting on a matter) shall be required in the case of a vote to approve a merger or consolidation of the Corporation with or into another entity, or the sale of all or substantially all of the assets of the Corporation; and provided, further, that any action of stockholders taken without a meeting, by a consent in writing, shall be effective only if signed by the holders of not less than 75% of the outstanding stock of the Corporation (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of 75% of the outstanding stock of that class).

TENTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and the Certificate of Incorp ration, and all rights conferred upon stockholders herein are granted subject to this reservation. Article NINTH may be amended, altered, changed or repealed only by the vote of the holders of 75% of the stock present or represented and voting at a meeting or by the written consent of holders of not less than 75% of the outstanding stock of the Corporation (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of 75% of the stock of that class present or represented and voting at a meeting, or, in the case of a written consent, 75% of the stock of that class outstanding).

EXECUTED at Boston, Massachusetts, on May 2, 1983.

Allen B. Cronenwet
Incorporator

Exhibit 3(b)

830206049

FILED
JUL 25 1983 9AM

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ENCORE COMPUTER CORPORATION

Pursuant to Section 242 of the
Corporation Law of the State of Delaware

ENCORE COMPUTER CORPORATION (the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said Amendment to be advisable. The stockholders of the Corporation duly approved said proposed Amendment in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the Amendment is as follows:

RESOLVED: That Article FOURTH of the Certificate of Incorporation of the Corporation be and hereby is amended to read in its entirety as follows:

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is Ten Million (10,000,000) Shares of Common Stock, $.01 par value per share.

SECOND: The capital of the Corporation will not be reduced under or by reason of the Amendment herein certified.

IN WITNESS WHEREOF, Encore Computer Corporation has caused this Certificate to be signed by Kenneth G. Fisher, its President, and attested by Henry Burkhardt III, its Assistant Secretary, this 12 day of July, 1983.

ENCORE COMPUTER CORPORATION

By Kenneth G. Fisher
President

ATTEST:

Assistant Secretary

Exhibit 3(d)

FILED

JAN 13 1984 2PM.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENCORE COMPUTER CORPORATION

ENCORE COMPUTER CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST That Article FOURTH of the Certificate of Incorporation be and it hereby is amended to read as follows:

> FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is Thirty Million (30,000,000) shares of Common Stock, $.01 par value per share.

SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: That written consent has been given by the stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware, and written notice of said action has been given to those stockholders who have not consented thereto in writing, as required by said Section 228.

IN WITNESS WHEREOF, said ENCORE COMPUTER CORPORATION has caused this certificate to be signed by a Vice President, as of the 13th day of January, 1984, and attested by its Secretary.

ENCORE COMPUTER CORPORATION

By ______________________
Vice President

ATTESTED:

____
Secretary

Exhibit 3(e)

8401560162

FILED
JUN 4 1984 10AM
SECRETARY OF STATE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENCORE COMPUTER CORPORATION

ENCORE COMPUTER CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Laws of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That Article FOURTH of the Certificate of Incorporation be and it hereby is amended to read as follows:

FOURTH: The total number of shares of stock which the corporation shall have the authority to issue is 40,000,000, of which 30,000,000 shares shall be Common Stock, $.01 par value, and 10,000,000 shares shall be Preferred Stock, $.01 par value. The Preferred Stock may be divided into, and may be issued from time to time in, one or more series. The board of directors is authorized from time to time to establish and designate one or more series of Preferred Stock, to fix and determine the variations in the relative rights and preferences as between the different series, and to fix and alter the number of shares comprising any such series and the designation thereo..

SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said ENCORE COMPUTER CORPORATION has caused this certificate to be signed by a Vice President, as of the 1 day of April, 1984, and attested by its Assistant Secretary.

ENCORE COMPUTER CORPORATION

By ______________________
Vice President, Henry Burkhardt I

ATTESTED:

____
Assistant Secretary, Cameron Read

Exhibit 3(6)

725050057

FILED

FEB 19 1985 10 Am

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENCORE COMPUTER CORPORATION

ENCORE COMPUTER CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Laws of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That Article FOURTH of the Certificate of Incorporation be and it hereby is amended to read as follows:

FOURTH: The total number of shares to stock which the corporation shall have the authority to issue is 50,000,000, of which 40,000,000 shares shall be Common Stock, $.01 par value, and 10,000,000 shares shall be Preferred Stock, $.01 par value. The Preferred Stock may be divided into, and may be issued from time to time in, one or more series. The board of directors is authorized from time to time to establish and designate one or more series of Preferred Stock, to fix and determine the variations in the relative rights and preferences as between the different series, and to fix and alter the number of shares comprising any such series and the designation thereof.

SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said ENCORE COMPUTER CORPORATION has caused this certificate to be signed by a Vice President, as of the 8th day of February, 1985, and attested by its Assistant Secretary.

ENCORE COMPUTER CORPORATION

By ______________________
Vice President, Henry Burkhardt

ATTESTED:

C0037

Cameron Read, Assistant Secretary
Assistant Secretary, Cameron Read

Exhibit 3(c)

727126089 FILED

MAY 6 1987
10 Am
[signature]
SECRETARY OF STATE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENCORE COMPUTER CORPORATION

ENCORE COMPUTER CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, at a meeting duly held on October 22, 1986, duly adopted the following vote:

VOTED: That it is hereby proposed and declared advisable that the certificate of incorporation of this corporation be amended to add a new Article ELEVENTH to read as follows:

> ELEVENTH: A Director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this Article ELEVENTH shall not eliminate or limit a Director's liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article ELEVENTH to authorize corporate action further eliminating the personal liability of a Director, then the liability of a Director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time.
>
> Any repeal or modification of this Article ELEVENTH shall not increase the personal liability of any Director of this corporation for any act or occurrence taking place prior to such repeal or modification, or otherwise adversely affect any right or protection of a Director of the corporation existing at the time of such repeal or modification.

SECOND: That the stockholders of the corporation, at the annual meeting duly held on March 3, 1987, duly approved said amendment by the affirmative vote of the holders of a majority of shares as required by statute.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation will not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said ENCORE COMPUTER CORPORATION has caused this certificate to be signed, under penalties of perjury by Kenneth G. Fisher, its Chairman, and attested by T. Mark Morley, its Secretary, this 10th day of April, 1987.

ENCORE COMPUTER CORPORATION

By Kenneth G. Fisher
Kenneth G. Fisher, Chairman

Attest:

T. Mark Morley
T. Mark Morley, Secretary

3416b

Exhibit 3(g)

720152033

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ENCORE COMPUTER CORPORATION

FILED

JUN 1 1990

[signature]

SECRETARY OF STATE

10:01 A

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

ENCORE COMPUTER CORPORATION (the "Corporation"), organized and existing under, and by virtue of, the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That Article FOURTH of the Corporation's Certificate of Incorporation be, and hereby is, amended to read in its entirety as follows:

FOURTH: The total number of shares of stock which the Corporation shall have the authority to issue is 70,000,000 shares of which 60,000,000 shares shall be Common Stock, $.01 par value, and 10,000,000 shares shall be Preferred Stock, $.01 par value. The Preferred Stock may be divided into, and may be issued from time to time in, one or more series. The Board of Directors is authorized from time to time to establish and designate one or more series of Preferred Stock, to fix and determine the variations in the relative rights and preferences as between the different series, and to fix and alter the number of shares comprising any such series and the designation thereof.

SECOND: That the amendment above was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this this Certificate to be signed by its President and attested by its Secretary this 31st day of May, 1990.

ENCORE COMPUTER CORPORATION

By: Kenneth G. Fisher
Kenneth G. Fisher, President

ATTEST:

By: T. Mark Morley
T. Mark Morley, Secretary

Exhibit 3(h)

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 03:30 PM 03/26/1992
920865285 - 2007979

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENCORE COMPUTER CORPORATION

ENCORE COMPUTER CORPORATION (the "Corporation"), organized and existing under, and by virtue of, the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That Article FOURTH of the Corporation's Certificate of Incorporation be, and hereby is, amended to read in its entirety as follows:

FOURTH: The total number of shares of stock which the Corporation shall have the authority to issue is 100,000,000 shares of which 90,000,000 shares shall be Common Stock, $.01 par value, and 10,000,000 shares shall be Preferred Stock, $.01 par value. The Preferred Stock may be divided into, and may be issued from time to time in, one or more series. The Board of Directors is authorized from time to time to establish and designate one or more series of Preferred Stock, to fix and determine the variations in the relative rights and preferences as between the different series, and to fix and alter the number of shares comprising any such series and the designation thereof.

SECOND: That the amendment above was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its President and attested by its Secretary this 18 day of June, 1991.

ENCORE COMPUTER CORPORATION

By [signature]
Kenneth G. Fisher, Chairman

ATTEST:

By: [signature]
T. Mark Morley, Secretary

1941t/300

Exhibit 3(i)

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 02:30 PM 10/15/1993
932885334 - 2007979

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENCORE COMPUTER CORPORATION

ENCORE COMPUTER CORPORATION (the "Corporation"), organized and existing under, and by virtue of, the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That Article FOURTH of the Corporation's Certificate of Incorporation be, and hereby is, amended to read in its entirety as follows:

FOURTH: The total number of shares of stock which the Corporation shall have the authority to issue is 160,000,000 shares of which 150,000,000 shares shall be Common Stock, $.01 par value, and 10,000,000 shares shall be Preferred Stock, $.01 par value. The Preferred Stock may be divided into, and may be issued from time to time in, one or more series. The Board of Directors is authorized from time to time to establish and designate one or more series of Preferred Stock, to fix and determine the variations in the relative rights and preferences as between the different series, and to fix and alter the number of shares comprising any such series and the designation thereof.

SECOND: That the amendment above was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Chairman and attested by its Secretary this 30 day of September, 1993.

ENCORE COMPUTER CORPORATION

BY: *Kenneth G. Fisher*
Kenneth G. Fisher, Chairman

ATTEST:

By: *T. Mark Morley*
T. Mark Morley, Secretary

DS1-57494.1

Exhibit 3(j)

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENCORE COMPUTER CORPORATION

ENCORE COMPUTER CORPORATION (the "Corporation"), organized and existing under, and by virtue of, the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That Article FOURTH of the Corporation's Certificate of Incorporation be, and hereby is, amended to read in its entirety as follows:

FOURTH: The total number of shares of stock which the Corporation shall have the authority to issue is 210,000,000 shares of which 200,000,000 shares shall be Common Stock, $.01 par value, and 10,000,000 shares shall be Preferred Stock, $.01 par value. The Preferred Stock may be divided into, and may be issued from time to time in, one or more series. The Board of Directors is authorized from time to time to establish and designate one or more series of Preferred Stock, to fix and determine the variations in the relative rights and preferences as between the different series, and to fix and alter the number of shares comprising any such series and the designation thereof.

SECOND: That the amendment above was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Chairman and attested by its Secretary this 8th day of August, 1995.

ENCORE COMPUTER CORPORATION

BY: [signature]
Kenneth G. Fisher, Chairman

ATTEST:

BY: [signature]
Kenneth S. Silverstein

DS1-159684

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 08/17/1995
950186898 - 2007979

Exhibit 3(k)

BY-LAWS

OF

ENCORE COMPUTER CORPORATION

BY-LAWS

TABLE OF CONTENTS

AS AMENDED THROUGH
MAY 20, 1985

BY-LAWS

OF

ENCORE COMPUTER CORPORATION

ARTICLE 1 - Stockholders

1.1 Place of Meetings. All meetings of stockholders shall be held at such place within or without the State of Delaware as may be designated from time to time by the Board of Directors or the President or, if not so designated, at the registered office of the corporation.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on the 4th Tuesday in February in each year, at a time fixed by the Board of Directors or the President. If this date shall fall upon a legal holiday at the place of the meeting, then such meeting shall be held on the next succeeding business day at the same hour. If no annual meeting is held in accordance with the foregoing provisions, the Board of Directors shall cause the meeting to be held as soon thereafter as convenient. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these By-Laws to the annual meeting of the stockholders shall be deemed to refer to such special meeting.

1.3 Special Meetings. Special meetings of stockholders may be called at any time by the President or by the Board of Directors. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation.

1.5 Voting List. The officer who has charge of the stock ledger of the corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, at a place within the city where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

1.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business.

1.7 Adjournments. Any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under these By-Laws by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum, or, if no stockholder is present, by any officer entitled to preside at or to act as Secretary of such meeting. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may vote or express such consent or dissent in person or may authorize another person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent and delivered to the Secretary of the corporation. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, the holders of a majority of the stock present or represented and voting on a matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority of the stock of that class present or represented and voting on a matter) shall decide any matter to be voted upon by the stockholders at such meeting, except when a different vote is required by express provision of law, the Certificate of Incorporation or these By-Laws. Any election by stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote at the election.

1.10 Action without Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than (a) the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted, or (b) such greater number of votes as is required by the Certificate of Incorporation. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE 2 - Directors

2.1 General Powers. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law, the Certificate of Incorporation or these By-Laws. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

2.2 Number; Election and Qualification. The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the stockholders or the Board of Directors, but in no event shall be less than one. The number of directors may be decreased at any time and from time to time either by the stockholders or by a majority of the directors then in office, but only to eliminate vacancies existing by reason of the death, resignation, removal or expiration of the term of one or more directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Directors need not be stockholders of the corporation.

2.3 Enlargement of the Board. The number of directors may be increased at any time and from time to time by the stockholders or by a majority of the directors then in office.

2.4 Tenure. Each director shall hold office until the next annual meeting and until his successor is elected and qualified, or until his earlier death, resignation or removal.

2.5 Vacancies. Unless and until filled by the stockholders, any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified, or until his earlier death, resignation or removal.

2.6 Resignation. Any director may resign by delivering his written resignation to the corporation at its principal office or to the President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

2.7 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.8 Special Meetings. Special meetings of the Board of Directors may be held at any time and place, within or without the State of Delaware, designated in a call by the Chairman of the Board, President, two or more directors, or by one director in the event that there is only a single director in office.

2.9 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (i) by giving notice to such director in person or by telephone at least 48 hours in advance of the meeting, (ii) by sending a telegram or telex, or delivering written notice by hand, to his last known business or home address at least 48 hours in advance of the meeting, or (iii) by mailing written notice to his last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.10 Meetings by Telephone Conference Calls. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.11 Quorum. A majority of the total number of the whole Board of Directors shall constitute a quorum at all meetings of the Board of Directors. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than one-third (1/3) of the number so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.12 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation or these By-Laws.

2.13 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing, and the written consents are filed with the minutes of proceedings of the Board or committee.

2.14 Removal. Any one or more or all of the directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.15 Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the General Corporation Law of the State of Delaware, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the Board of Directors.

2.16 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

ARTICLE 3 - Officers

3.1 Enumeration. The officers of the corporation shall consist of a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including a Chairman of the Board, a Vice-Chairman of the Board, and one or more Vice Presidents, Assistant Treasurers, and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these By-Laws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote choosing or appointing him, or until his earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering his written resignation to the corporation at its principal office or to the President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Any officer may be removed at any time, with or without cause, by vote of a majority of the entire number of directors then in office.

Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his resignation or removal, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of his predecessor and until his successor is elected and qualified, or until his earlier death, resignation or removal.

3.7 Chairman of the Board and Vice-Chairman of the Board. The Board of Directors may appoint a Chairman of the Board and may designate the Chairman of the Board as Chief Executive Officer. If the Board of Directors appoints a Chairman of the Board, he shall perform such duties and possess such powers as are assigned to him by the Board of Directors. If the Board of Directors appoints a Vice-Chairman of the Board, he shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties and possess such other powers as may from time to time be vested in him by the Board of Directors.

3.8 President. The President shall be the Chief Operating Officer of the corporation. Unless the Board of Directors has designated the Chairman of the Board as Chief Executive Officer, the President shall also be the Chief Executive Officer of the corporation. The President shall, subject to the direction of the Board of Directors, have general charge and supervision of the business of the corporation. Unless otherwise provided by the Board of Directors, he shall preside at all meetings of the stockholders, if he is a director, at all meetings of the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

3.9 Vice Presidents. Any Vice President shall perform such duties and possess such powers as the Board of Directors or the President may from time to time prescribe. In the event of the absence, inability or refusal to act of the President, the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the President and when so performing shall have all the powers of and be subject to all the restrictions upon the President. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.10 Secretary and Assistant Secretaries. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the President may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the President or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary, (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Secretary.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the person presiding at the meeting shall designate a temporary secretary to keep a record of the meeting.

3.11 Treasurer and Assistant Treasurers. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned to him by the Board of Directors or the President. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the corporation, to deposit funds of the corporation in depositories selected in accordance with these By-Laws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the corporation.

The Assistant Treasurers shall perform such duties and possess such powers as the Board of Directors, the President or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer, (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Treasurer.

3.12 Salaries. Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

ARTICLE 4 - Capital Stock

4.1 Issuance of Stock. Unless otherwise voted by the stockholders and subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of any unissued balance of the authorized capital stock of the corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine.

4.2 Certificates of Stock. Every holder of stock of the corporation shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, certifying the number and class of shares owned by him in the corporation. Each such certificate shall be signed by, or in the name of the corporation by, the Chairman or Vice-Chairman, if any, of the Board of Directors, or the President or a Vice President, and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation. Any or all of the signatures on the certificate may be a facsimile.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, the By-Laws, applicable securities laws or any agreement among any number of shareholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

4.3 Transfers. Except as otherwise established by rules and regulations adopted by the Board of Directors, and subject to applicable law, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these By-Laws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these By-Laws.

4.4 Lost, Stolen or Destroyed Certificates. The corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen, or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Board of Directors may require for the protection of the corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE 5 - General Provisions

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the corporation shall begin on the first day of January in each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Certificate of Incorporation or by these By-Laws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by telegraph, cable or any other available method, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4 Voting of Securities. Except as the directors may otherwise designate, the President or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this corporation.

5.5 Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Certificate of Incorporation. All references in these By-Laws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the corporation, as amended and in effect from time to time.

5.7 Transactions with Interested Parties. No contract or transaction between the corporation and one or more of the directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or a committee of the Board of Directors which authorizes the contract or transaction or solely because his or their votes are counted for such purpose, if:

(1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed

or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors, or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

5.8 Severability. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

5.9 Pronouns. All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE 6 - Amendments

6.1 By the Board of Directors. These By-Laws may be altered, amended or repealed or new by-laws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.

6.2 By the Stockholders. These By-Laws may be altered, amended or repealed or new by-laws may be adopted by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at any regular meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new by-laws shall have been stated in the notice of such special meeting.